NEWS RELEASE

AUGUSTA COMMITTED TO VALUE-MAXIMIZING PROCESS

Toronto, Ontario, April 28, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) ("Augusta" or the "Company") reaffirmed today that it is committed to maximizing shareholder value by continuing to aggressively pursue strategic alternatives and ensuring its value-enhancing process is comprehensive and complete, even if the offer for Augusta shares by HudBay Minerals Inc. ("HudBay") expires or is terminated.

Augusta's shareholder rights plan permits Augusta to continue to pursue strategic alternatives by preventing HudBay from acquiring a blocking position that would permit HudBay to veto any alternative transactions with other parties. Augusta has asked its shareholders to approve the continuance of the shareholder rights plan at the annual and special meeting on May 2, 2014.

If shareholders, other than HudBay, do not approve the continuance of the rights plan at the shareholder meeting, the rights plan will be terminated prior to the expiry of HudBay's offer on May 5, 2014.

If shareholders approve the continuation of the rights plan and the British Columbia Securities Commission determines to respect that approval, the Board of Directors of Augusta has determined that Augusta will not utilize the rights plan to prevent any unsolicited bidder, including HudBay, from acquiring Augusta shares if holders of a majority of the Augusta shares (other than the bidder) desire to accept the bid. Accordingly, the Board has determined that it will waive or terminate the rights plan to permit any bidder to take up Augusta shares tendered to its bid if (a) at the relevant time the bid, or any variations thereto, has been outstanding for at least 60 days (which is now the case with the HudBay offer), (b) more than 50% of the outstanding Augusta shares held by shareholders, excluding shares held by the bidder or its affiliates, associates or joint actors, are tendered to the bid and not withdrawn on the date of expiry of the bid, and (c) the bidder has made public announcement of this fact and extended the bid for not less than 10 business days from the date of such announcement in order to allow other shareholders to tender to the bid if they choose to do so.

“We believe that the future of our Company should be decided by a fair process to both protect the rights and determine the wishes of our shareholders, whether through tenders to a bid or a vote at a meeting of shareholders,” Gil Clausen, Augusta's President and CEO, stated. “Our shareholder rights plan is intended to facilitate this and was never intended to permit the Board to ‘just say no’ to HudBay or any other unsolicited bidder. We are fully committed to rigorously pursuing strategic options to provide our shareholders maximum value for their shares, even if HudBay's offer disappears.”

Vote For Continuation of Shareholder Rights Plan
Shareholders are reminded to submit their proxies for the annual and special shareholders meeting on May 2, 2014 and to vote FOR the continuation of the shareholder rights plan prior to April 29, 2014, the date scheduled for the British Columbia Securities Commission hearing on the rights plan so that their proxy votes can be considered.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

For assistance in voting, shareholders can contact Laurel Hill Advisory Group toll-free at 1-877-452-7184 or by email at assistance@laurelhill.com. Shareholders are encouraged to review the management information circular of Augusta dated April 7, 2014, which provides a detailed discussion of the continuation of the shareholder rights plan, a copy of which is available on SEDAR at www.sedar.com and on Augusta's website at www.augustaresource.com.

Reject HudBay's Offer – No Action Required
To REJECT HudBay's offer no action is required on the part of shareholders. The Board of Directors' recommendation that Augusta shareholders REJECT HudBay's unsolicited offer and NOT TENDER their Augusta shares thereto, as well as a more detailed discussion of the reasons for rejecting HudBay's offer is set forth in the Directors' Circular issued by the Board of Directors that was mailed to Augusta's shareholders and filed with securities regulatory authorities. Shareholders are advised to read the Directors' Circular carefully and in its entirety, as it contains important information regarding Augusta, HudBay and HudBay's offer. The Directors' Circular is available on SEDAR at www.sedar.com and on Augusta's website at www.augustaresource.com.

How to Withdraw
If you have already tendered your Augusta shares to HudBay's offer, you can withdraw your shares by contacting your broker or Laurel Hill Advisory Group, the Information Agent retained by Augusta. Laurel Hill can be reached at 1-877-452-7184 (Toll Free within North America), or by bank and brokers and collect calls outside North America at 416-304-0211 or via email at assistance@laurelhill.com.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. Augusta's shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

Media Inquiries:
Ian Hamilton
DFH Public Affairs
Tel: (416) 206-0118 x222 or (905) 399-6591
Email: ian@dfhpublicaffairs.com

Cautionary Statements Regarding Forward Looking Information
Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay and the strategic review process of Augusta, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com